Filed by Barrick Gold Corporation
This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended.
Subject company: Placer Dome Inc.
Commission File Number: 333-129643
Date: December 12, 2005

PRESS RELEASE - December 11, 2005

Barrick and Placer Dome Reach Agreement on Waiver
of Shareholder Rights Plan

Barrick Gold Corporation announced today that Barrick and Placer Dome have agreed that Placer Dome will waive the application of its shareholder rights plan to Barrick's offer to acquire the outstanding shares of Placer Dome in order to allow Barrick to take up shares of Placer Dome on or after January 16, 2006. In connection with this agreement, Barrick intends to extend the expiry date of its offer from December 20, 2005 to January 16, 2006.

Barrick has agreed to withdraw its application before the British Columbia Securities Commission for a cease trade order in relation to the rights plan and the hearing scheduled for December 16, 2005 will be cancelled.

“We are very pleased to have reached this agreement with Placer Dome which provides a definitive date for the satisfaction of a key condition of our bid, and most importantly allows for the consideration of our offer by Placer Dome shareholders,” said Greg Wilkins, Barrick President and Chief Executive Officer. “As a result of the constructive manner in which this agreement has been reached, the Placer Dome shareholders can now fully consider our offer and the benefits of combining our two companies and their respective assets, people and projects.”

Barrick will be sending formal notice of the extension to all Placer Dome shareholders prior to December 20, 2005.

Barrick and Placer Dome have also agreed not to proceed with certain securities regulatory or court actions or proceedings against each other in respect of matters known to each party as at December 9, 2005.

Barrick’s vision is to be the world’s best gold company by finding, developing and producing quality reserves in a profitable and socially responsible manner.

BARRICK GOLD CORPORATION                                                                                                           PRESS RELEASE

About the Offer

Barrick's offer was announced on October 31, 2005. Barrick's take-over bid circular and related documents were filed with the securities regulatory authorities in Canada and the United States on November 10, 2005. Placer Dome shareholders are advised to read the take-over bid circular as it contains important information including the terms and conditions of the offer and the procedures for depositing shares. Additional information about the offer or copies of the take-over bid circular may be obtained from shareholders' investment advisers, from RBC Dominion Securities Inc. or Merrill Lynch Canada Inc., who are acting as Barrick’s Canadian dealer managers, RBC Capital Markets Corporation, or Merrill Lynch, Pierce, Fenner & Smith Incorporated, who are acting as Barrick's U.S. dealer managers, or Kingsdale Shareholder Services Inc. for Canada (Toll Free 1-866-877-2571) or MacKenzie Partners, Inc. for the United States and other locations (Toll Free 1-800-322-2885) who are acting as Barrick’s Information Agents.

On November 10, 2005, Barrick filed with the US Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-10 which includes Barrick’s offer and take-over bid circular. Investors and security holders are urged to read the disclosure documents filed by Barrick from time to time with the SEC regarding the proposed business combination transaction because they contain important information. The offer and take-over bid circular have been sent to shareholders of Placer Dome Inc. Investors may also obtain a free copy of the offer and take-over bid circular and other disclosure documents filed by Barrick with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular and the other disclosure documents may also be obtained free of charge by directing a request to Kingsdale Shareholder Services Inc. or Mackenzie Partners Inc. at the toll free numbers set out above.

For further information:

INVESTOR CONTACT James Mavor Vice President, Investor Relations Tel: (416) 307-7463 Email: jmavor@barrick.com	MEDIA CONTACT: Vincent Borg Vice President, Corporate Communications Tel: (416) 307-7477 Email: vborg@barrick.com

BARRICK GOLD CORPORATION                                                                                                            PRESS RELEASE